

May 11, 2011

Anastasios G. Konidaris
Senior Vice President and Chief Financial Officer
The Dun & Bradstreet Corporation
103 JFK Parkway
Short Hills, NJ 07078

> **Re: The Dun & Bradstreet Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 1-15967**

Dear Mr. Konidaris:

We have reviewed your response letter dated April 27, 2011 and have the following comment. As noted in our letter dated April 15, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. We have also asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Our Critical Accounting Policies and Estimates, page 29

1.   We note your response to comment one from our letter dated April 15, 2011. Please tell us why you believe the market approach was the most meaningful and appropriate for each of the company's reporting units when performing the goodwill impairment test. Tell us if you used any other valuation techniques to validate the results from the market approach. In this regard, please tell us how you considered the guidance in ASC 820-10-35-24 in your determination of the appropriate valuation technique. If you used other valuation methods tell us how you weighted the results of all methods. In your response, please describe for us how you have chosen the market comparables for each reporting unit and in future filings, please revise to provide a qualitative and quantitative description of the material assumptions used to determine fair value under the market approach and how these assumptions and methodologies used have changed since the prior year.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Fax: 866-410-8188